Exhibit 11.  Computation of Net Income (Loss) Per Share.

                   TRANSTECH INDUSTRIES, INC.
       COMPUTATION OF NET INCOME (LOSS) PER COMMON SHARE

                                   For the Three Months Ended
                                           March 31,
BASIC:                              2004            2003
Weighted Average Common Shares
  Outstanding                     2,979,190      2,979,190
Net Income (Loss)                $ (238,000)    $ (355,000)
Basic Net Income (Loss)
  Per Common Share:
Net Income (Loss) per share          $(.08)         $(.12)

DILUTED:
Weighted Average Common
    Shares Outstanding           2,979,190       2,979,190
Dilutive Stock Options Based
  Upon the Treasury Stock
  Method                                -               -
                                 2,979,190       2,979,190

Net Income (Loss)               $ (238,000)     $ (355,000)
Diluted Net Income (Loss)
  Per Common Share:
Net Income (Loss) Per Share          $(.08)          $(.12)